Your **Vote** Counts!

GLOBALFOUNDRIES INC.

2025 Annual General Meeting
Vote by July 28, 2025
11:59 PM ET

GlobalFoundries™

GLOBALFOUNDRIES INC.
400 STONEBREAK ROAD EXTENSION
MALTA, NY 12020



V76107-P34585

You invested in GLOBALFOUNDRIES INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual General Meeting. **This is an important notice regarding the availability of proxy materials for the shareholder meeting to be held on July 29, 2025.**

Get informed before you vote

View the Notice, Proxy Statement and Annual Report on Form 20-F online OR you can receive a free paper or email copy of the material(s) by requesting prior to July 15, 2025. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number

Vote in Person or Virtually at the Meeting*

July 29, 2025
8:00 a.m., Eastern Time

GlobalFoundries Inc.
140 East 45th Street, 41st Floor
New York, NY 10017

www.virtualshareholdermeeting.com/GFS2025

*Please check the meeting materials for any special requirements for meeting attendance. If you are attending the meeting in person, you will need to request a ballot to vote these shares.

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items		Board Recommends
1.	Election of Directors **Nominees:** 01) Tim Breen 02) Dr. Thomas Caulfield 03) Glenda Dorchak 04) Camilla Languille	For
2.	Ratification of PricewaterhouseCoopers LLP as the Company's independent public accounting firm for the Company's fiscal year ending December 31, 2025.	For

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